UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number:
333-298427

CIZZLE BRANDS CORPORATION

(Translation of registrant’s name into English)

35 McCleary Court, Unit 21, Concord, Ontario L4K 3Y9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On October 23, 2026, Cizzle Brands Corporation (the “registrant”) filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + a press release, a copy of which is attached hereto as Exhibit 99.1. The inclusion of any website address herein, including in any exhibit attached hereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, each such website is not part of this Form 6-K or incorporated herein.

See “Exhibits” below.

Exhibits

Exhibit Number	Description
99.1	Press Release dated October 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIZZLE BRANDS CORPORATION

	By:	/s/ John Celenza
		Name:	John Celenza
		Title:	Chief Executive Officer

Date: October 23, 2026